Exhibit 99.1

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

PRESS RELEASE

CRESCENT POINT ANNOUNCES STRATEGIC SOUTHEAST SASKATCHEWAN CONSOLIDATION ACQUISITION OF
LEGACY OIL + GAS INC., UPWARDLY REVISED 2015 GUIDANCE AND A CDN$600 MILLION BOUGHT DEAL FINANCING

May 26, 2015 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce that it has entered into an arrangement agreement (the “Legacy Arrangement”) to acquire all of the issued and outstanding shares of Legacy Oil + Gas Inc. (“Legacy”).

Legacy is a publicly-traded, light oil-weighted producer with approximately 22,000 boe/d of high-netback production, of which more than 15,000 boe/d is from conventional and unconventional plays in Crescent Point’s core southeast Saskatchewan, Manitoba and North Dakota areas. The assets to be acquired (the “Legacy Assets”) include approximately 1,000 net sections of land, of which approximately 525 net sections are in southeast Saskatchewan. The southeast Saskatchewan lands include approximately 200 net sections in the emerging and highly-economic Midale light oil resource play.

Total consideration for the Legacy Arrangement is approximately $1.53 billion, comprised of approximately 18.97 million Crescent Point common shares and the assumption of approximately $967 million of net debt, estimated as at the time of closing and inclusive of transaction costs.

“The Legacy acquisition is aligned with our strategy of acquiring large oil-in-place pools with low current recovery factors,” said Scott Saxberg, president and CEO of Crescent Point. “This acquisition improves the long-term sustainability of our business model and our dividend not only through financial accretion and a lower payout ratio, but through the addition of a mix of assets with significant growth potential, low-decline rates and waterflood potential. The low-cost, high-return Midale assets add yet another layer of top-quartile locations to our drilling inventory and provide us with additional operational flexibility.”

Assuming the successful completion of the Legacy Arrangement on or about June 30, 2015, Crescent Point is upwardly revising its 2015 guidance for production and capital expenditures. The Company’s 2015 average daily production rate is expected to increase by approximately 6.6 percent to 162,500 boe/d from 152,500 boe/d, which is based on average second half 2015 production of approximately 20,000 boe/d from the Legacy Assets. Capital expenditures for the year are expected to increase by $100 million to $1.55 billion. Approximately 65 percent of the incremental capital expenditures is expected to be directed towards drilling and completions, with the remainder used for facilities and land investments. Crescent Point expects to revisit its capital budget during third quarter 2015 based on the Company’s continued efforts to improve overall capital costs and efficiencies, as well as its outlook for commodity prices.

In connection with the Legacy Arrangement, Crescent Point has entered into an agreement, on a bought deal basis, with a syndicate of underwriters for an offering of 21,060,000 Crescent Point common shares at $28.50 per share to raise gross proceeds of approximately CDN$600 million (the “Financing”). Crescent Point has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 3,159,000 Crescent Point common shares. This option is exercisable, in whole or in part, by the underwriters at any time until 30 days after closing. The maximum gross proceeds raised under the Financing will be approximately CDN$690 million, should this option be exercised in full. Closing is expected to occur on or about June 16, 2015. Although the net proceeds of the Financing are expected to be used to reduce indebtedness assumed in connection with the Legacy Arrangement, the Financing is not conditional on the closing of the Legacy Arrangement.

The successful completion of the Legacy Arrangement, in combination with the proposed Financing, is expected to be accretive to Crescent Point’s per share reserves, production and cash flow on a debt-adjusted basis. Crescent Point’s payout ratio is also expected to decrease due to the free cash flow profile of the Legacy Assets. Total debt as a percentage of the overall consideration for the Legacy Arrangement, net of the proposed Financing, represents approximately 25 percent, which is expected to allow the Company to debt-adjust its balance sheet to maintain a neutral net debt to funds flow position at the end of 2015.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

LEGACY ARRANGEMENT

Under the terms of the Legacy Arrangement, Crescent Point has agreed to acquire all of the issued and outstanding shares of Legacy at an exchange ratio of 0.095 Crescent Point common shares for each Legacy share. Crescent Point also expects to assume approximately $967 million of net debt, including transaction costs. The Company’s aggregate consideration for Legacy is approximately $1.53 billion, based on a 5-day volume weighted average trading price of $29.55 per Crescent Point common share. This exchange ratio represents a premium of 36 percent to Legacy’s weighted average trading price in the 10 days prior to the April 17, 2015 announcement of FrontFour Capital Group LLC seeking to nominate three new directors to the Legacy board of directors.

The Legacy Assets increase Crescent Point’s position in its core area of southeast Saskatchewan and include a significant entry into the emerging Midale resource play. The Midale play is a highly economic, large oil-in-place pool, featuring low recovery to date and future growth potential through horizontal drilling and waterflood implementation. Crescent Point is also acquiring attractive conventional and unconventional assets, including Legacy’s Alberta assets, which are free cash flow positive with low decline rates and large oil-in-place.

Key attributes of the Legacy Assets:

•	Production of approximately 22,000 boe/d, of which approximately 82 percent is oil and liquids;

•	Approximately 1,000 net sections of land, of which approximately 750 are undeveloped;

•	Approximately 525 net sections of land located in southeast Saskatchewan, of which approximately 200 are in the Midale play;

•
Approximately 940 net internally identified drilling locations, of which approximately half are in the Midale play. Corporately, approximately 380 locations are booked as proved plus probable (“2P”) in the independent evaluators’ report referred to below;

•	An expected royalty rate of approximately 16 percent;

•	Expected operating costs of approximately $14.25/boe;

•	Netback of approximately $31.00/boe based on US$58.50/bbl WTI, Cdn$3.00/mcf AECO and US$/CDN$0.82 exchange rate; and

•	Significant tax pools estimated at approximately CDN$1.74 billion.

Reserves Summary

Crescent Point’s independent engineers have assigned reserves utilizing Crescent Point’s assumptions for development capital and pace of development and utilizing NI 51-101 reserve definitions, effective June 30, 2015, as follows:

•	Approximately 102.7 million boe of 2P reserves and 62.1 million boe of proved (“1P”) reserves; and

•	Reserve life index of 14.1 years 2P and 8.5 years 1P, based on production of 20,000 boe/d.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

STRATEGIC RATIONALE

The successful completion of the Legacy Arrangement is consistent with the Company’s strategy of acquiring high-quality, large oil-in-place pools with low recovery factors. On a debt-adjusted per share basis, the Legacy Arrangement is expected to be accretive from a reserves, production and cash flow perspective, as well as to enhance the Company’s inventory of highly economic locations and lower its payout ratio.

“Depending on commodity prices and the amount of capital we choose to spend, this deal adds 20,000 to 25,000 boe/d of production to our company during 2016, over and above our organic growth plans,” said Saxberg. “That’s about five to nine percent growth in debt-adjusted production per share on a 2016 basis. When you add that per share growth on top of our current dividend yield of approximately nine percent, the annual return is 14 to 18 percent, excluding organic growth or any benefit from improving commodity prices.”

The Legacy Assets continue to consolidate Crescent Point’s southeast Saskatchewan core area, which is expected to generate efficiencies and synergies in the Company’s operations and capital program in the area. The Legacy Assets have a high working interest of approximately 75 percent, which provides greater control in terms of the pace of development, technologies utilized and waterflood implementation. Legacy’s strategy of controlling large, light oil-in-place pools with significant development drilling inventory and waterflood potential fits well with Crescent Point’s business strategy. Crescent Point will look to capitalize on the opportunity to transfer its horizontal drilling, completions and waterflood expertise to the Legacy Assets. Significant infrastructure within the Legacy Assets is also expected to provide Crescent Point with long-term strategic and cost benefits.

“Our balance sheet and our financial strength allow us to execute on our growth strategy and to protect our dividend in a low oil price environment,” said Saxberg. “We are acquiring an exciting new southeast Saskatchewan resource play with low capital costs and high rates of return, with cash on cash payouts expected to be similar to our other shallow resource plays. Legacy’s combination of high-growth resource play assets and high-quality, low-decline conventional assets are a tremendous fit with Crescent Point and are expected to enhance our long-term dividend plus growth strategy. The significant tax pools are an added value and will extend our company’s tax horizon.”

ACQUISITION METRICS

Based on the above expectations for the Legacy Arrangement, the estimated acquisition metrics are as follows:

1.	2015 Cash Flow Multiple:

-	6.8 times based on production of approximately 20,000 boe/d

-	Netback of approximately $31.00/boe

2.	Production:

-	Approximately $76,000 per producing boe based on 20,000 boe/d

3.	Reserves:

-	$14.87 per 2P boe (recycle ratio of 2.1 times)

-	$24.60 per 1P boe (recycle ratio of 1.3 times)

The above metrics are based on a price forecast of US$58.50/bbl WTI, Cdn$3.00/mcf AECO and US$/CDN $0.82 exchange rate.

Pro-forma the proposed Financing, the Legacy Arrangement is expected to be accretive to Crescent Point’s per share reserves, production and cash flow on a debt-adjusted basis.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

FINANCIAL AND STRATEGIC ADVISORS

BMO Capital Markets acted as financial advisor to Crescent Point and Macquarie Capital Markets Canada Ltd. acted as strategic advisor with respect to the Legacy Arrangement.

BOARD OF DIRECTORS APPROVALS AND RECOMMENDATIONS

The board of directors of Legacy has unanimously recommended approval of the Legacy Arrangement and has determined that the Legacy Arrangement is in the best interests of Legacy shareholders. In addition, Legacy’s financial advisors have provided the board of directors with fairness opinions concluding that the consideration to be received by Legacy shareholders pursuant to the Legacy Arrangement is fair, from a financial point of view. Officers, directors and shareholders, including certain funds managed by KERN Partners Ltd., have entered into voting support agreements and have agreed to vote their Legacy securities in favour of the Legacy Arrangement.

The Legacy Arrangement is subject to Legacy shareholder approval as well as customary regulatory, court and other approvals. The Legacy Arrangement provides for, among other things, a non-solicitation covenant on the part of Legacy, subject to customary "fiduciary out" provisions that entitle Legacy to consider and accept a superior proposal and gives Crescent Point the right to match any superior proposal. The Arrangement Agreement obligates Legacy to pay a $45 million termination fee to Crescent Point in certain circumstances, including if Legacy enters into an agreement with respect to a superior proposal or if the board of directors of Legacy withdraws or modifies its recommendation with respect to the Legacy Arrangement. The Legacy Arrangement is expected to close on or about June 30, 2015.

UPWARDLY REVISED GUIDANCE FOR 2015

Crescent Point continues to execute its business plan of creating sustainable value-added growth in reserves, production and cash flow through management’s integrated strategy of acquiring, exploiting and developing high-quality, long-life light and medium oil and natural gas properties in United States and Canada.

As a result of the Legacy Arrangement, Crescent Point is upwardly revising its 2015 guidance for production. The Company’s 2015 average daily production is expected to increase by approximately 6.6 percent to 162,500 boe/d, which is based on second half 2015 production of approximately 20,000 boe/d from the Legacy Assets. Capital expenditures for the year are expected to increase by $100 million to $1.55 billion. Approximately 65 percent of the incremental capital expenditures is expected to be directed towards drilling and completions, with the remainder used for facilities and land investments.

“Similar to our performance in previous commodity price cycles, we are improving our company from both a financial and an asset perspective. We will continue to remain disciplined in the current environment with a focus on improving our overall efficiencies, maintaining a strong financial position and protecting our dividend,” said Saxberg.

As at May 21, 2015, and pro-forma the production added through the Legacy Arrangement, the Company had hedged 55 percent of its oil production, net of royalty interest, for the second half of 2015, at a weighted average price of approximately CDN$87.50/bbl and 31 percent for 2016 at a weighted average price of approximately CDN$83.00/bbl. The Company continues to be opportunistic in its hedging program, which has provided financial strength and stability since Crescent Point’s inception in 2001.

Crescent Point remains well positioned to execute on its total return strategy for shareholders due to its conservative business approach, its high-quality inventory base and its commitment to advancing technology and its waterflood program. The Company plans to revisit its revised $1.55 billion capital budget in third quarter, and will take into account the Company’s continued efforts to improve overall capital costs and efficiencies, as well as the outlook for commodity prices. Crescent Point remains committed to maintaining a strong financial position, its dividend and its long-term growth profile.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

2015 GUIDANCE

The Company’s upwardly revised guidance for 2015 is as follows:

Production	Prior	Revised
Oil and NGL (bbls/d)	140,600	148,800
Natural gas (mcf/d)	71,400	82,200
Total (boe/d)	152,500	162,500
Cash dividends per share ($)	2.76	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,270,000	1,335,000
Facilities, land and seismic ($000)	180,000	215,000
Total ($000)	1,450,000	1,550,000

(1)      The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

BOUGHT DEAL FINANCING

In connection with the Legacy Arrangement, Crescent Point has entered into an agreement, on a bought deal basis, with a syndicate of underwriters for an offering of 21,060,000 Crescent Point common shares at $28.50 per share to raise gross proceeds of approximately CDN$600 million. Crescent Point has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 3,159,000 Crescent Point common shares. The option is exercisable, in whole or in part, by the underwriters at any time until 30 days after closing. The maximum gross proceeds raised under the Financing will be approximately CDN$690 million, should this option be exercised in full. Closing is expected to occur on or about June 16, 2015. Although the net proceeds of the Financing are expected to be used to reduce indebtedness assumed in connection with the Legacy Arrangement, the Financing is not conditional on the closing of the Legacy Arrangement. If the Legacy Arrangement is not completed as anticipated, the proceeds of the Financing will be used to reduce Crescent Point's outstanding debt and to further strengthen the Company’s financial flexibility for future per share growth.

The Financing will be a bought underwritten public issue in all provinces of Canada by way of a short form prospectus. The Financing will be offered for sale to Qualified Institutional Buyers in the United States, pursuant to an exemption from the registration requirement provided by Regulation D of the Securities Act of 1933, and internationally, as permitted.

This press release is not an offer of the common shares for sale in the United States. The common shares may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from such registration. Crescent Point has not registered and will not register the common shares under the U.S. Securities Act of 1933, as amended. Crescent Point does not intend to engage in a public offering of shares in the United States.

RESERVES DATA

Statements relating to “reserves” are deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Crescent Point's and Legacy’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

DRILLING LOCATIONS

This press release discloses drilling locations in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations are derived from the Company's engineering report of the Legacy Assets and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on the prospective acreage associated with the Legacy Assets and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Of the approximately 940 (net) drilling locations identified herein, 126 are proved locations, 260 are probable locations and the remaining are unbooked locations. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Company will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves or production. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves or production.

NON-GAAP FINANCIAL MEASURES

Throughout this press release, the Company uses the terms “netback”, “payout ratio” and “net debt”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Payout ratio is calculated on a percentage basis as adjusted dividends divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Net debt (in respect of the Legacy Arrangement) is calculated as Legacy’s current liabilities and long-term debt, less current assets and investment in associate, excluding derivatives and reclamation fund and estimated as at time of closing and inclusive of transaction costs.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining to the following: the performance characteristics of Crescent Point's and Legacy’s oil and natural gas properties; oil and natural gas production levels; capital expenditure programs; drilling programs; the quantity of Crescent Point's and Legacy’s oil and natural gas reserves and anticipated future cash flows from such reserves; the quantity of drilling locations in inventory; projections of commodity prices and costs; anticipated benefits of the Legacy Arrangement to Crescent Point, including on the sustainability of Crescent Point's business model, dividend and on per share reserves, production, cash flow on a debt-adjusted basis, payout ratio, total debt (after giving effect to the Financing) and drilling inventory; expected royalty rates and netbacks on the Legacy Assets; the anticipated closing of the Financing; use of proceeds from the Financing; Crescent Point's upwardly revised production and capital expenditures guidance and anticipated third quarter review of its current capital budget; the growth potential of the Midale play through the transfer of Crescent Point's horizontal drilling and completions technology expertise, including waterflood programs; the ability of Crescent Point to execute its strategy in a low oil price environment; supply and demand for oil and natural gas; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; expected debt levels and credit facilities; and treatment under governmental regulatory regimes.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

There are risks also inherent in the nature of the proposed Legacy Arrangement, including failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessment of the value of Legacy; and failure to obtain the required shareholder, court, regulatory and other third party approvals.

This press release also contains forward-looking statements and information concerning the anticipated completion of the proposed Legacy Arrangement and the Financing and the anticipated timing for completion thereof. Crescent Point has provided these anticipated times in reliance on certain assumptions that Crescent Point believes are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory and court approvals and the time necessary to satisfy the conditions to the closing of the Legacy Arrangement. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory or court approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Legacy Arrangement or the Financing. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times. Readers are cautioned that the foregoing list of factors is not exhaustive.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2014, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2014, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook” and in Management’s Discussion and Analysis for the period ended March 31, 2015 under the heading “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook” and include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about Crescent Point's prospective results of operations, cash flows, and components thereof, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraphs. FOFI contained herein is made as of the date of this press release and is provided for the purpose of describing the anticipated effects of the financing, the acquisition and the Company’s resulting revised budget on Crescent Point's business operations. Crescent Point disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$2.76 per share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President, Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1